EXHIBIT 8.1
Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation
Beijing Wowjoint Machinery Co. Ltd	P.R.C.
Authentic Genius Limited	Hong Kong
Giant Nova Holdings Limited	British Virgin Islands
Beijing Xin Fu Industry Consulting Co., Ltd	P.R.C.